Exhibit 12

WSFS FINANCIAL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED

DIVIDENDS INCLUDING AND EXCLUDING INTEREST ON DEPOSITS

	For the three months March 31,
	2013	2012

Income from continuing operations	$9,740	$6,444
Income tax expense	(5,313)	(3,610)

Income from continuing operations before income tax expense	15,053	10,054

Fixed Charges:
Interest on deposits	2,019	4,015
Interest on borrowings and long-term debt	1,992	2,678
Interest portion of rentals (1)	722	633
Preferred stock dividends (2)	1,012	1,012

Total fixed charges	5,745	8,338

Total earnings from continuing operations as defined	$20,798	$18,392

Ratio of earnings to combined fixed charges and preferred stock dividends excluding interest on deposits	4.77	3.09
Ratio of earnings to combined fixed charges and preferred stock dividends including interest on deposits	3.44	2.08

(1)	Represents one-third of rentals, which approximates the portion representing interest.
(2)	Preferred stock dividends are grossed up to their pretax equivalents.